Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-126811

June 29, 2007

Barclays Global Investors

45 Fremont Street

San Francisco, CA 94105

www.iPathETN.com

THREE NEW WAYS INTO CURRENCY MARKETS

Dear Financial Professional,

The currency market is the largest, most liquid market in the world with an average trading volume of $1.9 trillion per day. Transactions in the yen, pound and euro account for nearly 60% of all currency trades.*

Give your clients exposure to these individual currency exchange rates with the ease of placing a single trade. iPathSM Exchange Traded Notes (ETNs) from Barclays announces the launch of three new Exchange Rate ETNs:

•	iPathSM JPY/USD Exchange Rate ETN (Ticker: JYN)

•	iPathSM GBP/USD Exchange Rate ETN (Ticker: GBB)

•	iPathSM EUR/USD Exchange Rate ETN (Ticker: ERO)

Like all iPath ETNs, these innovative securities offer:

•	Transparency

•	Cost efficiency[1]

•	Tax efficiency[2]

•	Daily exchange liquidity

For a more comprehensive look at currency and its strategies, order our Basics of Currency brochure. Simply fill out and return the enclosed reply card to receive your copy.

For more information about iPath ETNs call us at 1-877-76-iPath, or visit www.iPathETN.com.

Sincerely,

J.S. Parsons
Director of Sales
Barclays Global Investors Services

P.S. The Basics of Currency brochure is a fast way to get an overview of currency markets and strategies. Simply fill out and return the enclosed reply card to receive your copy.

*	Source: 2004 Triennial Central Bank Survey of Foreign Exchange and Derivatives Market Activity.

[1]

iPath ETNs typically have lower investor fees than currently existing mutual funds that invest in similar markets and are available to retail investors. Buying and selling iPath ETNs will result in brokerage commissions.

[2]

The sale, redemption, or maturity of the Securities will generate tax consequences. In certain cases, you may be required to make a specific election in order to receive the most favorable tax treatment. For a more complete description, please see the description of the U.S. federal income tax treatment in the applicable Pricing Supplement at www.iPathETN.com.

An investment in iPath ETNs involves risks, including possible loss of principal. For a description of the main risks see “Risk Factors” in the applicable prospectus.

Barclays Bank PLC has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and other documents Barclays Bank PLC has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting www.iPathETN.com or EDGAR on the SEC website at www.sec.gov. Alternatively, Barclays Bank PLC will arrange for Barclays Capital Inc. to send you the prospectus if you request it by calling toll-free 1-877-76-iPATH, or you may request a copy from any other dealer participating in the offering.

Barclays Global Investors Services, a subsidiary of Barclays Global Investors, N.A. (“BGINA”), assists in the promotion of the Securities. BGI, N.A. and Barclays Capital Inc. (“BCI”) are affiliates of Barclays Bank PLC.

iPath ETNs (the “Securities”) are unsecured obligations of Barclays Bank PLC and are not secured debt. The Securities are riskier than ordinary unsecured debt securities and have no principal protection. Risks of investing in the Securities include limited portfolio diversification, uncertain principal repayment, and illiquidity. The investor fee will reduce the amount of your return at maturity or on redemption, and as a result you may receive less than the principal amount of your investment at maturity or upon redemption of your Securities even if the value of the relevant index has increased. An investment in iPath ETNs may not be suitable for all investors.

The Securities may be sold throughout the day on the exchange through any brokerage account. There are restrictions on the minimum number of Securities you may redeem directly with the Issuer, and on the dates on which you may redeem them, as specified in the applicable prospectus. Sales in the secondary market may result in significant losses.

An investment in iPath ETNs linked to the performance of a foreign currency exchange rate is subject to risks associated with fluctuations, particularly a decline, in the price of the applicable single foreign currency relative to the U.S. dollar. Factors that may have the effect of causing a decline in the price of a foreign currency include national debt levels and trade deficits, domestic and foreign inflation rates, domestic and foreign interest rates, and global or regional economic, financial, political, regulatory, geographical, or judicial events. Currency exchange rates may be extremely volatile, and exposure to a single currency can lead to significant losses.

Barclays Bank PLC and its affiliates, including BGINA and its affiliates and Barclays Capital Inc. and its affiliates, do not provide tax advice. Please note that (i) any discussion of U.S. tax matters contained in this communication (including any attachments) cannot be used by you for the purpose of avoiding tax penalties; (ii) this communication was written to support the promotion or marketing of the matter addressed herein; and (iii) you should seek advice based on your particular circumstances from an independent tax advisor.

© 2007 BGINA. All rights reserved. iPath, iPath ETNs and the iPath logo are servicemarks of Barclays Bank PLC. All other trademarks, servicemarks or registered trademarks are the property, and used with the permission, of their respective owners. 4603-iP-0607

· NOT FDIC INSURED · NO BANK GUARANTEE · MAY LOSE VALUE